UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description £4.2 million Subscription by Institution dated 02 December 2024

Press Release

2 December 2024

Argo Blockchain plc

("Argo" or "the Company")

£4.2 million Subscription by Institution

Argo, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has raised gross proceeds of £4.2 million through a subscription for its ordinary shares ("Ordinary Shares") by an institution ("Subscription"), the Company will issue 76,900,000 Ordinary Shares ("Subscription Shares") at a purchase price of 5.5 pence per Ordinary Share.

The net proceeds from the Subscription will support Argo's strategic plans and working capital needs. These funds will help drive the potential relocation or sale of mining equipment currently at the Helios facility in Texas, while allowing the company to maintain its Bitcoin ("BTC") mining operations in Quebec. Additionally, the funds will support previously announced efforts to explore diversification into high-performance computing ("HPC"). Information regarding the Company's financial position can be found in its Q3 results RNS of 20 November 2024 and its interim half-year results RNS of 28 August 2024.

Argo's Chief Executive Officer, Thomas Chippas, commented, "This subscription strengthens our balance sheet, moving Argo closer to execution of the HPC opportunity at Baie-Comeau and Helios fleet movement, as described in the Company's Q3 2024 Results Announcement released on 20 November 2024."

Subscription

The Subscription will be effected by way of a cashbox, involving the issue of new Ordinary Shares for non-cash consideration. The institution will subscribe for redeemable preference shares in Project Maple (Jersey) Limited, a new Jersey-incorporated subsidiary of the Company ("JerseyCo"), in an amount equal to the net proceeds of the Subscription.

The Company will allot and issue the Subscription Shares on a non-pre-emptive basis to the institution in consideration of the transfer by the institution of the redeemable preference shares in JerseyCo to the Company. Accordingly, at the conclusion of this cashbox process, JerseyCo will be a wholly owned subsidiary of the Company and its sole asset will be cash reserves approximately equal to the net proceeds of the Subscriptioin. The Company will then be able to access those funds by redeeming the redeemable preference shares it holds in JerseyCo.  Further shareholder approval is not required to effect the Subscription by way of a cashbox.

Prospectus and Admission

The Subscription Shares to be issued pursuant to the Subscription will rank pari passu in all respects with the existing Ordinary Shares. However, Argo does not currently have sufficient headroom for the Subscription Shares to be admitted to the Official List maintained by the FCA and to trading on the London Stock Exchange PLC's Main Market without the publication of a prospectus. The Company has therefore agreed that it will use its reasonable endeavours to procure admission of the Subscription Shares as soon as possible following issue and allotment, as permitted and required by the UK Listing Rules.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Total Voting Rights

Following the Subscription, the Company will have a total of 717,250,353 Ordinary Shares in issue. No Ordinary Shares are held in treasury. The above figure may be used by the Company's shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company, including the expectation to complete the Subscription and the expected expenditure of the net proceeds of the Subscription, are forward-looking statements. The Company's actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2023, and our Interim Report as of 30 September 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 December, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer